

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2012

Via E-mail
Chaojun Wang
Chairman and Chief Executive Officer
Longhai Steel Inc.
No. 1 Jingguang Road, Neiqiu County
Xingtai City, Hebei Province
People's Republic of China 054000

Re: **Longhai Steel Inc.**
        Preliminary Information Statement on Schedule 14C
        Filed April 10, 2012
        File No. 001-35017

Dear Mr. Wang:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Security Ownership of Certain Beneficial Owners and Management

1.   We note that with respect to Mr. Zhang's beneficial ownership, you disclose a reduced ownership percentage as compared to his percentage of beneficial ownership disclosed in the Form 10-K for the fiscal year ended December 31, 2011. Please explain the discrepancy. Based on the definition of beneficial ownership set forth in Exchange Act Rule 13d-3, which states that a beneficial owner is, among others, a person who, directly or indirectly, through relationship or otherwise, has or shares (1) voting power which includes the power to vote, or to direct the voting of, such security; and/or, (2) investment power, which includes the power to dispose of, or to direct the disposition of, such security, with a view towards disclosure, please tell us whether Mr. Wang would be deemed to beneficially own the shares held by his nephew and whether or not he disclaims beneficial ownership of such shares. Lastly, please ensure to update your

disclosure here in light of the share ownership changes identified in your Current Report on Form 8-K filed with the Commission on April 24, 2012.

Amendment and Restatement of Our Articles of Incorporation and Bylaws

Purpose of Amendment and Restatement of Articles and Bylaws

2. Please expand your disclosure to describe the provisions of the articles of incorporation and bylaws that were amended and restated, and discuss the general effects of these amendments. Refer to Item 19 of Schedule 14A and Item 1 of Schedule 14C. You may consider including marked copies of the amended and restated articles and bylaws, highlighting the amended provisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti, for

Pamela Long
Assistant Director

cc: Fang Liu (*via e-mail*)
        Pillsbury Winthrop Shaw Pittman LLP